UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Sequential Brands Group, Inc.
(Name of Issuer)
Common Shares, $0.001 par value
(Title of Class of Securities)
817340201
(CUSIP Number)
January 9, 2013
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons: Siguler Guff Small Buyout Opportunities Fund II, LP I.R.S. Identification Nos. of above persons (entities only). 45-2885458
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF	5	SOLE VOTING POWER 666,666 (see note to Item 4(c))
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 666,666 (see note to Item 4(c))
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 666,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
12	TYPE OF REPORTING PERSON PN

Item 1(a)	Name of Issuer: Sequential Brands Group, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 17383 Sunset Blvd., Suite A310, Pacific Palisades, CA 90272
Item 2(a)	Name of Persons Filing: Siguler Guff Small Buyout Opportunities Fund II, LP
Item 2(b)	Address of Principal Business Office, or if None, Residence: 825 Third Avenue 10th Floor New York, NY 10022
Item 2(c)	Citizenship: Delaware
Item 2(d)	Title of Class of Securities: Common Shares, $0.001 par value
Item 2(e)	CUSIP Number: 817340201
Item 3	Not Applicable.
Item 4(a)
Amount beneficially owned:

Siguler Guff Small Buyout Opportunities Fund II, LP (“SBOF II”) directly beneficially owns 666,666 Common Shares, or 8.9% of the outstanding membership interests of the Issuer.

Siguler Guff Advisers, LLC (“SGA”) is an investment adviser organized under the laws of the State of Delaware.  SGA has investment authority with respect to the securities owned by SBOF II. By reason of such authority, SGA may be deemed to indirectly beneficially own the shares. SGA disclaims beneficial ownership of the shares except to the extent of its pecuniary interest, direct or indirect.

Item 4(b)	Percent of class: 8.9%
Item 4(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 666,666*
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 666,666*
(iv) Shared power to dispose or to direct the disposition of: 0
*Please refer to Item 4(a) regarding Siguler Guff Advisers, LLC.
Item 5
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following    

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.
Item 8
Identification and Classification of Members of the Group:

By virtue of Siguler Guff Advisers, LLC’s (“SGA”) investment authority with respect to the securities owned by Siguler Guff Small Buyout Opportunities Fund II, LP (“SBOF II”), SGA and SBOF II may be deemed to be a group as defined by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; however, SGA and SBOF II expressly disclaim membership in any such group.

Item 9	Notice of Dissolution of Group: Not Applicable.
Item 10
Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2013

SIGULER GUFF SMALL BUYOUT OPPORTUNITIES FUND II, LP By Siguler Guff SBOF II GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory